UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXPLANATORY NOTE

Acquisition of Assets of ABL GmbH, a German Limited Liability Company

On October 17, 2023, Pulsar Chargers GmbH, a German limited liability company (the “Buyer”) and subsidiary of Wallbox N.V., a Dutch public limited liability company (the “Company”) entered into an agreement (the “Asset Purchase Agreement”) with ABL GmbH, a German limited liability company (the “Seller”) pursuant to which the Buyer intends to acquire a majority of the operating assets of the Seller. The assets to be acquired primarily include, amongst others: (i) machinery, operating and business equipment; (ii) intangible assets; (iii) employment relationships existing at the Seller’s Lauf an der Pegnitz location as of the closing date; and (iv) the Seller’s ownership in each of ABL Morocco S.A., which owns a production facility in Tangier, Morocco, ABL (Shanghai) Co. Ltd, and ABL Nederland B.V, for a total purchase consideration of €14.6 million (the “Acquisition”). Of the total purchase consideration, €10.1 million will be payable on the closing date, and the remaining €4.5 million will be payable in eight substantially equal monthly installments, payable on the first day of each month beginning on December 1, 2023. The consummation of the Acquisition is subject to customary closing conditions, as well as approval of the Asset Purchase Agreement by the creditors’ committee in the Seller’s ongoing insolvency proceedings. Subject to satisfaction of the closing conditions, the Acquisition is expected to close in the fourth quarter of 2023. The Asset Purchase Agreement is governed by German law.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Asset Purchase Agreement, which is attached hereto as Exhibit 4.1.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this report on Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s expectations regarding the consummation of the contemplated transaction or the timing thereof. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 4.1 hereto, are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792, 333-271116 and 333-273323) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1†	Asset Purchase Agreement between Pulsar Chargers GmbH as Purchaser and ABL GmbH as Seller, dated October 17, 2023.

†

Portions of this exhibit (indicated by asterisks within brackets) have been omitted pursuant to the rules of the Securities and Exchange Commission. Such omitted information is not material and the registrant customarily and actually treats such information as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 18, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer